NO ACT

PE 2-2-09



09004303



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



March 2, 2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-2-09

Re: Honeywell International Inc.
Incoming letter dated February 2, 2009

Dear Mr. Larkins:

This is in response to your letters dated January 23, 2009, February 2, 2009 and February 5, 2009 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponents' behalf dated January 23, 2009, February 3, 2009 and February 18, 2009. On January 15, 2009, we issued our response expressing our informal view that Honeywell could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

February 18, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 5 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the company February 2, 2009 request for reconsideration.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Allegheny Energy, Inc. (January 15, 2009)
- Honeywell International Inc. (January 15, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Home Depot (January 21, 2009)
- Wyeth (January 28, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Bank of America Corporation (February 3, 2009)
- Morgan Stanley (February 4, 2009)
- CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

**Honeywell**


**Thomas F. Larkins**
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com


February 5, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Supplemental Submission relating to a Reconsideration of the Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email to supplement the request for reconsideration, or reversal, of the denial of no-action relief that we submitted on behalf of the Company on February 2, 2009 (the "Reconsideration Request") relating to the shareowner proposal and supporting statement (the "Proposal") submitted to the Company by Mmes. June Kreutzer and Cathy Snyder and represented by Mr. John Chevedden (the "Proponents"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are also filing six hard copies of this letter. The purpose of this supplemental submission is to respond to the Proponent's letter to the staff of the Division of Corporation Finance (the "Staff") dated February 3, 2009 (the "Proponents' Response"). The Reconsideration Request and the Proponents' Response are attached hereto as Annex 1. We are sending a copy of this letter by email and overnight courier to the Proponents.

The Proponents' Response seeks to strike the second sentence of the resolution paragraph of the Proposal, indicated as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. ~~This includes that such bylaw~~

> ~~and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.~~

We refer to the Proponents' requested alteration of the Proposal as the "Proponents' Alteration."

As permitted by Section E.3 of Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company does not consent to the Proponents' Alteration. Moreover, the Company respectfully requests that the Staff decline to permit such revision. Although the Staff occasionally permits revisions when there are "minor defects that could be corrected easily," Staff Leg. Bull. No. 14B (Sept. 15, 2004), that is clearly not the case here because the Proponents' Alteration fundamentally "alter[s] the substance of the [P]roposal." Staff Leg. Bull. No. 14. The language which the Proponents seek to delete is integral to the Proposal as it addresses the scope of permissible additional substantive requirements attendant to the right of shareowners to call a special meeting and the interplay between those requirements and the proposed ownership threshold. See discussion set forth in the Reconsideration Request. That the language is fatally flawed for being – as stated by the Staff itself – "vague and indefinite" does not change this conclusion. Because the Proponents' Alteration fundamentally revises the Proposal by changing the requirements they advocate in connection with the shareowner right to call special meetings, such revision is neither "minor in nature" nor "irrelevant" as the Proponents claim. The Company therefore respectfully requests the Staff grant no-action relief for the reasons set forth in the Reconsideration Request.

In the event the Staff does not grant the relief sought in the Reconsideration Request, the Company respectfully submits that the Proponents' Alteration is nevertheless an excludable second shareowner proposal submitted by the Proponents in violation of Rule 14a-8(c) or an untimely proposal under Rule 14a-8(e).

* * *

As Honeywell expects to clear its 2009 proxy materials for printing on or around March 2, 2009, we respectfully request to be notified of the Staff's position prior to that date. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

**Enclosures**

cc: Mr. John Chevedden, via email FISMA & OMB Memorandum M-07-16 and overnight courier

#245074

Annex 1

**Honeywell**

**Thomas F. Larkins**
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

February 2, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Request for Reconsideration relating to Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc. ("Honeywell"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 15, 2009 (Annex A), denying Honeywell no-action relief with respect to a shareowner proposal (the "Proposal") received from Mmes. June Kreutzer and Cathy Snyder and represented by Mr. John Chevedden (the "Proponents"). Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below.

We believe that reconsideration is warranted in light of the intervening Staff no-action letter, International Business Machines Corp. (Jan. 26, 2009) ("IBM"), in which the Staff concluded that a proposal identical to the Proposal was inherently vague and indefinite and, therefore, excludable, as well as in light of the arguments raised in our prior correspondence relating to the Proposal.

## I. Background

The Proposal asks Honeywell's board of directors "to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

This is the third consecutive year in which the Proponents have submitted a special meeting proposal to Honeywell. In 2006, the Proponents submitted a proposal seeking to "give holders of at least 10% to 25% of the outstanding common stock" the right to call a special shareholder meeting (the "2006 Proposal"), which was approved by shareowners in April 2007. The Company's Board of Directors subsequently determined to include in the Company's 2008 proxy materials a proposal giving holders of at least 25% of the Company's common stock the right to call a special meeting (the "Management Proposal"). In the interim, the Proponents submitted a proposal on this topic with "no [threshold] restriction" (the "2007 Proposal"). Following their review of the Management Proposal, the Proponents withdrew the 2007 Proposal, acknowledging the "implementation of the topic of the Rule 14a-8 shareholder proposal." The Management Proposal was approved by shareowners and implemented in 2008.

## II. Reason for Request for Reconsideration

On December 18, 2008, Honeywell filed with the Staff a letter (the "December 18 Letter") seeking no-action relief from the Staff relating to exclusion of the Proposal from its 2009 proxy materials. The Staff did not concur that the Proposal was excludable. We believe that the intervening IBM decision warrants Staff reconsideration of its conclusion.

That Honeywell did not assert Rule 14a-8(i)(3) as a basis for exclusion in the December 18 Letter should not affect the Staff's consideration of this request for reconsideration. As stated in Staff Legal Bulletin No. 14B (Sept. 15, 2004), objections under Rule 14a-8(i)(3) on vagueness grounds have "evolve[d] well beyond [the Staff's] original intent." The Staff has therefore discouraged companies from undue reliance on objections on the basis of Rule 14a-8(i)(3). In light of this guidance, Honeywell limited the basis for its request to Rule 14a-8(i)(10), which it believes constitutes a proper basis for exclusion in light of the virtually identical facts and circumstances surrounding the Proposal (see discussion above) to that set forth in prior Staff precedent, notably Borders Group Inc. (Mar. 11, 2008). While we continue to believe that the Proposal should be excluded under Rule 14a-8(i)(10) as it has been substantially implemented, given the intervening Staff decision in IBM granting relief based on Rule 14a-8(i)(3), we also believe that Honeywell shareowners should not be forced to vote on a proposal that the Staff itself has judged to be "vague and indefinite."

In its request for relief, IBM pointed out that the proposal could be subject to many interpretations, including some of questionable enforceability under state law. For example, IBM noted that the second sentence of the proposal could be interpreted as requiring the company to discriminate against common shareowners who were members of the "management and/or the board," by attempting to prevent the shares of IBM common stock held by "management and/or the board" from being considered and counted in connection with the right to call a special meeting. Additionally, IBM noted that the second sentence of the proposal could also be read to require a 10% stock ownership threshold for members of "management and/or the board" to call a special meeting. These same potential interpretations (which have the same questionable legal import in Delaware, where Honeywell is organized) exist with respect to the Proposal.

IBM noted that the proposal was not simply subject to multiple interpretations, but was also impermissibly confusing and unclear. IBM noted that, while the proposal seeks shareowner ability to call a special meeting without "any exception or exclusion conditions," it goes on in the same sentence to exclude "members of management and/or the board" from participation. IBM also asserted that the proposal could be read to require "management and/or the board" to meet a 10% stock ownership threshold to call a special meeting, but the use of the double negative in the second sentence prevents a clear understanding of its meaning. These same ambiguities exist with respect to the Proposal.

The Staff concluded that IBM could exclude its proposal because it was "vague and indefinite." Implicit in this conclusion is the determination that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Leg. Bull. No. 14B. In light of IBM, it would be plainly inequitable – and certainly not in the interests of Honeywell shareowners – to require shareowners to sift through competing interpretations to divine the Proposal's meaning when the Staff has already deemed it unintelligible. In addition to shareowner confusion, a shareowner vote on the Proposal may result in "any action ultimately taken by the company upon implementation [being] significantly different from the actions envisioned by shareholders voting on the [P]roposal." Fuqua Indus., Inc. (Mar. 12, 1991). For the foregoing reasons, it is Honeywell's position that the Staff should reconsider and reverse its position with respect to the Proposal.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponents by email. As Honeywell expects to clear its 2009 proxy materials for printing on or around March 2, 2009, we respectfully request to be notified of the Staff's position prior to that date. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, via email ***FISMA & OMB Memorandum M-07-16*** and overnight courier

#244759

**Annex A**



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 15, 2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

Dear Mr. Larkins:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponents' behalf dated December 22, 2008 and January 14, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

January 15, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 14, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds further to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**
**RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give *holders of 10% of* our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.**

**Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.**

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

*The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.*

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in *Borders Group, Inc.* (March 11, 2008) and *3M Co.*, (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Honeywell International (HON)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**June Kreutzer**
**Cathy Snyder**

Ladies and Gentlemen:

This is the first response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

**RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.**

**Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.**

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in Borders Group, Inc. (March 11, 2008) and 3M Co., (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

**Honeywell**


Thomas F. Larkin
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkin@honeywell.com


December 18, 2008

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to Omit
Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mmes. June Kreutzer and Cathy Snyder, and represented by Mr. John Chevedden (the "Proponents"), for inclusion in the Company's proxy materials for the 2009 annual meeting of shareowners (the "2009 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2009 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2009 Proxy Materials.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Exchange Act Rule 14a-8(i)(10) permits the Company to omit a shareowner proposal if the Company "has already substantially implemented the proposal." The purpose of the Rule is "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has consistently found that "a determination that [a company] has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991). Differences between a company's actions and a shareowner proposal are permitted so long as the company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Humana, Inc. (Feb. 27, 2001); Masco Corp. (Mar. 29, 1999).

The Staff has adhered to this principle in the area of proposals seeking to implement a right of shareowners to call special meetings. For example, in Borders Group, Inc. (Mar. 11, 2008), the proposal submitted by Mr. William Steiner sought "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." The Staff concurred that the proposal was excludable in light of the company's earlier adoption of a bylaw permitting holders of at least 25% of its common stock to call a special meeting, which bylaw was consistent with, and adopted after, a similar proposal submitted the previous year by Mr. Steiner and supported by a majority of votes cast at the annual meeting. Consistent with the Staff's longstanding application of Rule 14a-8(i)(10), the essential objective of the proponent's proposal was satisfied: the shareowners of the company were provided with a meaningful opportunity to call a special meeting.

The Staff reached the same result in 3M Co. (Feb. 27, 2008), wherein the proposal stated:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting. [Emphasis added.]

In response to the proposal, the company determined to approve, prior to the shareowners' meeting, a bylaw amendment permitting shareowners holding at least 25% of its outstanding common stock to call a special meeting. The Staff concurred that the proposed bylaw amendment would substantially implement the proposal, even though the proposal favored a significantly reduced ownership threshold. See also Johnson & Johnson (Feb. 19, 2008).

Moreover, Company shareowners have already voted to approve a proposal substantially similar to the Proposal. In 2006, the Proponents (who were then, as now, represented by Mr. Chevedden) submitted a shareowner proposal seeking to "give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting (the "2006 Proposal"; attached hereto as Exhibit B)." The 2006 Proposal was included in the Company's 2007 proxy materials and was approved by the shareowners on April 23, 2007. The Proponents (again represented by Mr. Chevedden) then submitted another proposal in November 2007 (the "2007 Proposal"), calling for an amendment to the Company's bylaws to permit shareowners to call a special meeting, subject to "no restriction . . ., compared to the standard allowed by law on calling a special meeting."

At approximately the same time the Proponents submitted the 2007 Proposal (attached hereto as Exhibit C, together with related shareowner correspondence), the Company's board of directors, after review and consideration of the proposals presented at the Company's 2007 annual meeting, determined the Company would include in its 2008 proxy materials a proposal (the "Management Proposal") to amend the Company's certificate of incorporation to give holders of at least 25% of the outstanding shares of Honeywell common stock the right to call a special meeting. The Company informed the Proponents on December 12, 2007 of its intention to submit the Management Proposal to a shareowner vote at the 2008 annual meeting, whereupon the Proponents withdrew the 2007 Proposal. The Management Proposal was approved by shareowners on April 28, 2008.

The Company has therefore substantially implemented the Proposal since the essential objective of the Proposal and the Management Proposal (and the 2006 Proposal approved by shareowners) – giving the shareowners of the Company a meaningful opportunity to call a special meeting – is identical. Based on the Staff's positions cited above, and particularly its position in Borders Group, Inc., which permitted the exclusion of a special meeting proposal when the proponent had previously submitted a similar special meeting proposal that was approved by shareowners and favorably acted upon by management, the Company believes that the Proposal may be omitted from its 2009 Proxy Materials. To require shareowners to vote on the Proposal would clearly defeat the purpose of Rule 14a-8(i)(10), as stated above, to avoid votes on matters as to which management has favorably acted.

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, ***FISMA & OMB Memorandum M-07-16***

**Exhibit A**

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

June Kreutzer — Date: Oct. 14, 2008

Cathy Snyder — Date: 10/14/08

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HGN: Rule 14a-8 Proposal, Updated November 10, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting.

Please encourage our board to respond positively to this proposal:
Special Shareowner Meetings –
Yes on 3

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4090
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


June Kreutzer

Oct 14, 2008
Date


Cathy Snyder

10/14/08
Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HCN: Rule 14a-8 Proposal, October 17, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Exhibit B

Excerpt from 2007 Proxy Statement for 2007 Annual Meeting of Shareowners

**Proposal No. 6—SPECIAL SHAREHOLDER MEETINGS**

This proposal has been submitted by June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** (the owner of 277,557 shares of Common Stock).

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2008 JPM annual meeting.

**Special Shareholder Meetings**
**Yes on 6**

Exhibit C

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

***FISMA & OMB Memorandum M-07-16***

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


June Kreutzer

Nov. 5, 2007
Date


Cathy Snyder

11-5-07
Date

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 7, 2007]
3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Our 74%-suport at Honeywell was the highest vote on this topic in 2007. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors. Directors at First Energy (FE) received as many as 39% withhold votes in 2007 after they ignored majority shareholder votes.

Please encourage our board to respond positively to this proposal:
Special Shareholder Meetings –
Yes on 3

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsor this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

**Mardrus, Linda M.**

| | |
|---|---|
| **From:** | Larkins, Tom |
| **Sent:** | Wednesday, December 12, 2007 12:19 PM |
| **To:** | John Chevedden ***FISMA & OMB Memorandum M-07-16*** |
| **Subject:** | Request For Withdrawal of Proposal Regarding Special Shareholder Meetings |
| **Importance:** | High |
| **Attachments:** | Special Meetings 2007 (vF).doc; GLOBAL_LAW-#229143-v1-Chevedden_-_Amended_Certificate_of_Incorporation_&_Byl-laws.DOC |

VIA E-MAIL -- PER PROPONENT'S REQUEST

Mr. Chevedden:

As you are aware, the Board of Directors of Honeywell International Inc. (the "Company") has approved amendments to Honeywell's Certificate of Incorporation and By-laws that would give holders of 25% or more of Honeywell's common stock the right to call special meetings of shareowners. The Board has directed the Company to seek approval of the amendment to the Certificate of Incorporation at the 2008 Annual Meeting. The amendment to the By-laws will become effective upon approval of the amendment to the Certificate of Incorporation. A copy of a press release regarding this action, together with the amended and restated text of the relevant sections of the Certificate of Incorporation and By-laws, is enclosed for your reference.

In light of the Board's action, we respectfully request that you withdraw the proposal entitled "Special Shareholder Meetings" submitted by June Kreutzer and Cathy Snyder (for which they have designated you as their proxy and/or designee to act on their behalf regarding this proposal) for inclusion in Honeywell's 2008 proxy statement.

Thank you for your cooperation in this matter. Please do not hesitate to call me if you have any questions or wish to discuss this matter further.

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
(973) 455-5208 (phone)
(973) 455-4413 (fax)

Honeywell

*News Release*

**Contacts:**

**Media**
Robert C. Ferris
(973) 455-3388
rob.ferris@honeywell.com

**Investor Relations**
Murray Grainger
(973) 455-2222
murray.grainger@honeywell.com

## HONEYWELL TO PROPOSE CHARTER AMENDMENT TO GIVE SHAREOWNERS RIGHT TO CALL SPECIAL MEETING

MORRIS TOWNSHIP, NJ, December 10, 2007 – Honeywell (NYSE:HON) today announced that its Board of Directors voted to submit a proposal to shareowners to amend the company's Certificate of Incorporation to give holders of 25 percent or more of Honeywell's common stock the right to call a special meeting of shareowners. Currently, only the CEO or a majority of the Board may call a special meeting of shareowners.

"Following a thorough review, the Board of Directors and its Corporate Governance and Responsibility Committee have determined that it is appropriate to recommend this change to the shareowners," said Honeywell Chairman and CEO Dave Cote.

This proposal will be considered at the 2008 Annual Meeting of Shareholders to be held April 28, 2008. A full description of each of these proposals will be contained in the company's proxy statement, which will be available in March 2008. The Board also approved related amendments to the By-laws, which would become effective upon shareowner approval of the proposal to amend the Certificate of Incorporation.

Honeywell International is a $34 billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; turbochargers; and specialty materials. Based in Morris Township, N.J., Honeywell's shares are traded on the New York, London and Chicago Stock Exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. For additional information, please visit www.honeywell.com.

This release contains certain statements that may be deemed "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. The forward-looking statements included in this release are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting our operations, markets, products, services and prices. Such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

###

The Board has approved resolutions calling for:

(i) Article EIGHTH of the Corporation's Restated Certificate of Incorporation to be amended and restated to read in its entirety as follows:

> "Except as otherwise required by law and subject to the rights of the holders of the Preferred Stock pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders may be called only by (i) the Chief Executive Officer, (ii) the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of Directors of the corporation (as determined in accordance with the By-laws), or (iii) the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws."

and directing that the amendment set forth above be considered at the next annual meeting of shareowners; and

(ii) Section 3 of Article II of the Corporation's By-laws to be amended and restated to read in its entirety as follows:

> "SECTION 3. **Special Meetings.** Special meetings of Stockholders, unless otherwise provided by law, may be called at any time by the Board pursuant to a resolution adopted by a majority of the then authorized number of directors (as determined in accordance with Section 2 of Article III of these By-laws), or by the Chief Executive Officer or by the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation. Any such call must specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for Stockholder action under applicable law. In addition, Stockholders holding sufficient shares to call a special meeting of Stockholders must also provide a brief description of the business desired to be brought before the meeting (including the complete text of any resolution and any amendment to any Corporation document intended to be presented at the meeting), the reasons for conducting such business at a special meeting of Stockholders, any other information which may be required pursuant to these By-laws or which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to the Stockholders calling the meeting and the beneficial owners on whose behalf the meeting is being called, (i) their name and address, as they appear on the Corporation's books, (ii) the class and number of shares of the Corporation which are owned beneficially or of record, and (iii) any material interest in the business to be brought before the meeting, and that the proposed amendment set forth above shall be effective if the proposed amendment to the Corporation's Restated Certificate or Incorporation set forth above is approved by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

> Upon the written request of any person or persons who have called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting which shall be held at such date and time as the Secretary may fix, not less than 10 nor more than 60 days after the receipt of the request (provided that such request complies with all applicable provisions of these By-laws), and to give due notice thereof in accordance with the applicable provisions of these By-laws. Only matters as are stated in the notice of a special meeting of Stockholders shall be brought before and acted upon thereat."

and directing that the proposed amendment set forth above shall be effective upon approval of the proposed amendment to the Corporation's Restated Certificate of Incorporation set forth above by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

**Mardrus, Linda M.**

| | |
|---|---|
| **From:** | Larkins, Tom |
| **Sent:** | Monday, December 17, 2007 2:46 PM |
| **To:** | ***FISMA & OMB Memorandum M-07-16*** |
| **Subject:** | Re: Special Shareholder Meetings (HON) |

Mr. Chevedden --

When do you expect to make a decision on your willingness to withdraw this proposal? I'm not trying to rush you, but I need to know as the deadline for the Company to file no-action requests with the SEC is fast approaching

---

Sent from my BlackBerry Wireless Device

----- Original Message -----
From: ***FISMA & OMB Memorandum M-07-16***
To: Larkins, Tom
Sent: Wed Dec 12 21:56:58 2007
Subject: Special Shareholder Meetings (HON)

Mr. Larkins, Thank you for the text which initially looks encouraging. I am doing some more checking.
John Chevedden

**Mardrus, Linda M.**

**From:** Larkins, Tom
**Sent:** Tuesday, December 18, 2007 4:53 PM
**To:** Mardrus, Linda M.
**Subject:** Fw: Special Shareholder Meetings (HON)

Please print. Thanks.

Sent from my BlackBerry Wireless Device

----- Original Message -----
From: ***FISMA & OMB Memorandum M-07-16***
To: Larkins, Tom
Sent: Tue Dec 18 11:29:07 2007
Subject: Special Shareholder Meetings (HON)

Mr. Thomas Larkins
Honeywell International (HON)

Mr. Larkins, Based on your email messages related to and including your December 12, 2008 message with two attachments on implementation of the topic of the Rule 14a-8 shareholder proposal, Special Shareholder Meetings by June Kreutzer and Cathy Snyder, this is to withdraw the 2008 rule 14a-8 proposal by June Kreutzer and Cathy Snyder. Key segments of the December 12, 2007 attachments are below.

Sincerely,
John Chevedden

cc:
June Kreutzer
Cathy Snyder

------ Forwarded Message
From: "Larkins, Tom" <Tom.Larkins@Honeywell.com>
Date: 12 Dec 2007
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Request For Withdrawal of Proposal Regarding Special Shareholder Meetings

HONEYWELL TO PROPOSE CHARTER AMENDMENT TO GIVE SHAREOWNERS RIGHT TO CALL SPECIAL MEETING

MORRIS TOWNSHIP, NJ, December 10, 2007 -- Honeywell (NYSE:HON) today announced that its Board of Directors voted to submit a proposal to shareowners to amend the company's Certificate of Incorporation to give holders of 25 percent or more of Honeywell's common stock the right to call a special meeting of shareowners. Currently, only the CEO or a majority of the Board may call a special meeting of shareowners.

"Following a thorough review, the Board of Directors and its Corporate Governance and Responsibility Committee have determined that it is appropriate to recommend this change to the shareowners," said Honeywell Chairman and CEO Dave Cote.

---

The Board has approved resolutions calling for:

(i) Article EIGHTH of the Corporation's Restated Certificate of Incorporation to be amended and restated to read in its entirety as follows:

"Except as otherwise required by law and subject to the rights of the holders of the Preferred Stock pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders may be called only by (i) the Chief Executive Officer, (ii) the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of Directors of the corporation (as determined in accordance with the By-laws), or

(iii) the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws."

and directing that the amendment set forth above be considered at the next annual meeting of shareowners; and

(ii) Section 3 of Article II of the Corporation's By-laws to be amended and restated to read in its entirety as follows:

"SECTION 3. Special Meetings. Special meetings of Stockholders, unless otherwise provided by law, may be called at any time by the Board pursuant to a resolution adopted by a majority of the then authorized number of directors (as determined in accordance with Section 2 of Article III of these By-laws), or by the Chief Executive Officer or by the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation. Any such call must specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for Stockholder action under applicable law. In addition, Stockholders holding sufficient shares to call a special meeting of Stockholders must also provide a brief description of the business desired to be brought before the meeting (including the complete text of any resolution and any amendment to any Corporation document intended to be presented at the meeting), the reasons for conducting such business at a special meeting of Stockholders, any other information which may be required pursuant to these By-laws or which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to the Stockholders calling the meeting and the beneficial owners on whose behalf the meeting is being called, (i) their name and address, as they appear on the Corporation's books, (ii) the class and number of shares of the Corporation which are owned beneficially or of record, and (iii) any material interest in the business to be brought before the meeting, and that the proposed amendment set forth above shall be effective if the proposed amendment to the Corporation's Restated Certificate or Incorporation set forth above is approved by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

Upon the written request of any person or persons who have called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting which shall be held at such date and time as the Secretary may fix, not less than 10 nor more than 60 days after the receipt of the request (provided that such request complies with all applicable provisions of these By-laws), and to give due notice thereof in accordance with the applicable provisions of these By-laws. Only matters as are stated in the notice of a special meeting of Stockholders shall be brought before and acted upon thereat."

and directing that the proposed amendment set forth above shall be effective upon approval of the proposed amendment to the Corporation's Restated Certificate of Incorporation set forth above by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the company February 2, 2009 request for reconsideration in the event the company is granted its request. In this event this is to respectfully request that permission be granted for the deletion of one sentence in the following text as illustrated in the following one sentence strike-out:

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. ~~This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.~~

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting.

Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

***We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.*** The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout sentence is irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the sentence. An illustration of this is that the same proposal topic was submitted to Mattel (MAT) on December 23, 2008 (attached) and the strikeout sentence was omitted prior to the due date for the rule 14a-8 proposal:

[MAT: Rule 14a-8 Proposal, November 29, 2008, Modified December 23, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of one-sentence is a simple and "minor in nature.".

For these reasons it is requested that permission be granted to delete one sentence from the above rule 14a-8 proposal in the event the company request for reconsideration is granted.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

[MAT: Rule 14a-8 Proposal, November 29, 2008, Modified December 23, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the fullest power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

**Statement of John Chevedden**

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive 2008 support:

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in corporate governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay.
- CEO pay included perks like club memberships and related tax gross-ups.
- Our directors served on boards rated "D" by The Corporate Library:

| | |
|---|---|
| Robert Eckert | McDonald's (MCD) |
| Craig Sullivan | Goodyear (GT) |
| Kathy Brittain White | Novell (NOVL) |

- Our Lead Director, Tully Freedman, had 24-years tenure – Independence concern.
- Tully Freedman was also negatively cited as an "Accelerated Vesting" director by The Corporate Library and served on our executive pay committee.
- At the 2008 annual meeting Robert Eckert said shareholders would have to listen carefully because there was no audio recording of the annual meeting.
- Robert Eckert would not allow the chairman of the executive pay committee to answer a question at the 2008 annual meeting.
- Two directors owned no Mattel stock:
  - Dean Scarborough
  - Frances Daly Fergusson
- We had no shareholder right to:
  - An independent Board Chairman
  - Cumulative voting (Removed in 2007).
  - Fill director vacancies (Removed in 2006).

Call a special meeting.
Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

# Honeywell

**Thomas F. Larkins**
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

February 2, 2009



VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Request for Reconsideration relating to Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc. ("Honeywell"), we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") reconsider its response dated January 15, 2009 (Annex A), denying Honeywell no-action relief with respect to a shareowner proposal (the "Proposal") received from Mmes. June Kreutzer and Cathy Snyder and represented by Mr. John Chevedden (the "Proponents"). Should the Staff not reverse its position, we respectfully request that the Staff refer this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves "matters of substantial importance" and "novel or highly complex" issues for the reasons discussed below.

We believe that reconsideration is warranted in light of the intervening Staff no-action letter, International Business Machines Corp. (Jan. 26, 2009) ("IBM"), in which the Staff concluded that a proposal identical to the Proposal was inherently vague and indefinite and, therefore, excludable, as well as in light of the arguments raised in our prior correspondence relating to the Proposal.

## I. Background

The Proposal asks Honeywell's board of directors "to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

This is the third consecutive year in which the Proponents have submitted a special meeting proposal to Honeywell. In 2006, the Proponents submitted a proposal seeking to "give holders of at least 10% to 25% of the outstanding common stock" the right to call a special shareholder meeting (the "2006 Proposal"), which was approved by shareowners in April 2007. The Company's Board of Directors subsequently determined to include in the Company's 2008 proxy materials a proposal giving holders of at least 25% of the Company's common stock the right to call a special meeting (the "Management Proposal"). In the interim, the Proponents submitted a proposal on this topic with "no [threshold] restriction" (the "2007 Proposal"). Following their review of the Management Proposal, the Proponents withdrew the 2007 Proposal, acknowledging the "implementation of the topic of the Rule 14a-8 shareholder proposal." The Management Proposal was approved by shareowners and implemented in 2008.

**II. Reason for Request for Reconsideration**

On December 18, 2008, Honeywell filed with the Staff a letter (the "December 18 Letter") seeking no-action relief from the Staff relating to exclusion of the Proposal from its 2009 proxy materials. The Staff did not concur that the Proposal was excludable. We believe that the intervening IBM decision warrants Staff reconsideration of its conclusion.

That Honeywell did not assert Rule 14a-8(i)(3) as a basis for exclusion in the December 18 Letter should not affect the Staff's consideration of this request for reconsideration. As stated in Staff Legal Bulletin No. 14B (Sept. 15, 2004), objections under Rule 14a-8(i)(3) on vagueness grounds have "evolve[d] well beyond [the Staff's] original intent." The Staff has therefore discouraged companies from undue reliance on objections on the basis of Rule 14a-8(i)(3). In light of this guidance, Honeywell limited the basis for its request to Rule 14a-8(i)(10), which it believes constitutes a proper basis for exclusion in light of the virtually identical facts and circumstances surrounding the Proposal (see discussion above) to that set forth in prior Staff precedent, notably Borders Group Inc. (Mar. 11, 2008). While we continue to believe that the Proposal should be excluded under Rule 14a-8(i)(10) as it has been substantially implemented, given the intervening Staff decision in IBM granting relief based on Rule 14a-8(i)(3), we also believe that Honeywell shareowners should not be forced to vote on a proposal that the Staff itself has judged to be "vague and indefinite."

In its request for relief, IBM pointed out that the proposal could be subject to many interpretations, including some of questionable enforceability under state law. For example, IBM noted that the second sentence of the proposal could be interpreted as requiring the company to discriminate against common shareowners who were members of the "management and/or the board," by attempting to prevent the shares of IBM common stock held by "management and/or the board" from being considered and counted in connection with the right to call a special meeting. Additionally, IBM noted that the second sentence of the proposal could also be read to require a 10% stock ownership threshold for members of "management and/or the board" to call a special meeting. These same potential interpretations (which have the same questionable legal import in Delaware, where Honeywell is organized) exist with respect to the Proposal.

IBM noted that the proposal was not simply subject to multiple interpretations, but was also impermissibly confusing and unclear. IBM noted that, while the proposal seeks shareowner ability to call a special meeting without "any exception or exclusion conditions," it goes on in the same sentence to exclude "members of management and/or the board" from participation. IBM also asserted that the proposal could be read to require "management and/or the board" to meet a 10% stock ownership threshold to call a special meeting, but the use of the double negative in the second sentence prevents a clear understanding of its meaning. These same ambiguities exist with respect to the Proposal.

The Staff concluded that IBM could exclude its proposal because it was "vague and indefinite." Implicit in this conclusion is the determination that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Leg. Bull. No. 14B. In light of IBM, it would be plainly inequitable – and certainly not in the interests of Honeywell shareowners – to require shareowners to sift through competing interpretations to divine the Proposal's meaning when the Staff has already deemed it unintelligible. In addition to shareowner confusion, a shareowner vote on the Proposal may result in "any action ultimately taken by the company upon implementation [being] significantly different from the actions envisioned by shareholders voting on the [P]roposal." Fuqua Indus., Inc. (Mar. 12, 1991). For the foregoing reasons, it is Honeywell's position that the Staff should reconsider and reverse its position with respect to the Proposal.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponents by email. As Honeywell expects to clear its 2009 proxy materials for printing on or around March 2, 2009, we respectfully request to be notified of the Staff's position prior to that date. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, via email FISMA & OMB Memorandum M-07-16 and overnight courier

#244759

Annex A



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 15, 2009

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

Dear Mr. Larkins:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received letters on the proponents' behalf dated December 22, 2008 and January 14, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

January 15, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Honeywell International Inc.
Incoming letter dated December 18, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Honeywell's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 14, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds further to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give ***holders of 10%*** of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

*The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.*

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in *Borders Group, Inc.* (March 11, 2008) and *3M Co.*, (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Honeywell International (HON)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**June Kreutzer**
**Cathy Snyder**

Ladies and Gentlemen:

This is the first response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in Borders Group, Inc. (March 11, 2008) and 3M Co., (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

**Honeywell**

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

December 18, 2008

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Notice of Intention to Omit
Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter, including the related shareowner proposal (the "Proposal") submitted by Mmes. June Kreutzer and Cathy Snyder, and represented by Mr. John Chevedden (the "Proponents"), for inclusion in the Company's proxy materials for the 2009 annual meeting of shareowners (the "2009 Proxy Materials").

The Proposal and related shareowner correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Honeywell shareowners adopt the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2009 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponents as formal notice of the Company's intention to exclude the Proposal from its 2009 Proxy Materials.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Exchange Act Rule 14a-8(i)(10) permits the Company to omit a shareowner proposal if the Company "has already substantially implemented the proposal." The purpose of the Rule is "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has consistently found that "a determination that [a company] has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (Mar. 28, 1991). Differences between a company's actions and a shareowner proposal are permitted so long as the company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Humana, Inc. (Feb. 27, 2001); Masco Corp. (Mar. 29, 1999).

The Staff has adhered to this principle in the area of proposals seeking to implement a right of shareowners to call special meetings. For example, in Borders Group, Inc. (Mar. 11, 2008), the proposal submitted by Mr. William Steiner sought "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." The Staff concurred that the proposal was excludable in light of the company's earlier adoption of a bylaw permitting holders of at least 25% of its common stock to call a special meeting, which bylaw was consistent with, and adopted after, a similar proposal submitted the previous year by Mr. Steiner and supported by a majority of votes cast at the annual meeting. Consistent with the Staff's longstanding application of Rule 14a-8(i)(10), the essential objective of the proponent's proposal was satisfied: the shareowners of the company were provided with a meaningful opportunity to call a special meeting.

The Staff reached the same result in 3M Co. (Feb. 27, 2008), wherein the proposal stated:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting. [Emphasis added.]

In response to the proposal, the company determined to approve, prior to the shareowners' meeting, a bylaw amendment permitting shareowners holding at least 25% of its outstanding common stock to call a special meeting. The Staff concurred that the proposed bylaw amendment would substantially implement the proposal, even though the proposal favored a significantly reduced ownership threshold. See also Johnson & Johnson (Feb. 19, 2008).

Moreover, Company shareowners have already voted to approve a proposal substantially similar to the Proposal. In 2006, the Proponents (who were then, as now, represented by Mr. Chevedden) submitted a shareowner proposal seeking to "give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting (the "2006 Proposal"; attached hereto as Exhibit B)." The 2006 Proposal was included in the Company's 2007 proxy materials and was approved by the shareowners on April 23, 2007. The Proponents (again represented by Mr. Chevedden) then submitted another proposal in November 2007 (the "2007 Proposal"), calling for an amendment to the Company's bylaws to permit shareowners to call a special meeting, subject to "no restriction . . ., compared to the standard allowed by law on calling a special meeting."

At approximately the same time the Proponents submitted the 2007 Proposal (attached hereto as Exhibit C, together with related shareowner correspondence), the Company's board of directors, after review and consideration of the proposals presented at the Company's 2007 annual meeting, determined the Company would include in its 2008 proxy materials a proposal (the "Management Proposal") to amend the Company's certificate of incorporation to give holders of at least 25% of the outstanding shares of Honeywell common stock the right to call a special meeting. The Company informed the Proponents on December 12, 2007 of its intention to submit the Management Proposal to a shareowner vote at the 2008 annual meeting, whereupon the Proponents withdrew the 2007 Proposal. The Management Proposal was approved by shareowners on April 28, 2008.

The Company has therefore substantially implemented the Proposal since the essential objective of the Proposal and the Management Proposal (and the 2006 Proposal approved by shareowners) – giving the shareowners of the Company a meaningful opportunity to call a special meeting – is identical. Based on the Staff's positions cited above, and particularly its position in Borders Group, Inc., which permitted the exclusion of a special meeting proposal when the proponent had previously submitted a similar special meeting proposal that was approved by shareowners and favorably acted upon by management, the Company believes that the Proposal may be omitted from its 2009 Proxy Materials. To require shareowners to vote on the Proposal would clearly defeat the purpose of Rule 14a-8(i)(10), as stated above, to avoid votes on matters as to which management has favorably acted.

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden, ***FISMA & OMB Memorandum M-07-16***

**Exhibit A**

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


June Kreutzer — Oct 14, 2008 — Date


Cathy Snyder — 10/14/08 — Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, Updated November 10, 2008]
**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting.

Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt communications and in order that it will be verified that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


June Kreutzer — Oct 14, 2008 — Date


Cathy Snyder — 10/14/08 — Date

cc: Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, October 17, 2008]
**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**
**Yes on 3**

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

**Exhibit B**

**Excerpt from 2007 Proxy Statement for 2007 Annual Meeting of Shareowners**

**Proposal No. 6—SPECIAL SHAREHOLDER MEETINGS**

This proposal has been submitted by June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** (the owner of 277,557 shares of Common Stock).

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% to 25% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

**Special Shareholder Meetings**
**Yes on 6**

---

**Exhibit C**

June Kreutzer
Cathy Snyder

***FISMA & OMB Memorandum M-07-16***

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

***FISMA & OMB Memorandum M-07-16***

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,


June Kreutzer

Nov. 5, 2007
Date


Cathy Snyder

11-5-07
Date

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 7, 2007]
**3 – Special Shareholder Meetings**

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Our 74%-suport at Honeywell was the highest vote on this topic in 2007. "Boards should take actions recommended in shareowner proposals that receive a majority of votes cast for and against," according to The Council of Institutional Investors. Directors at First Energy (FE) received as many as 39% withhold votes in 2007 after they ignored majority shareholder votes.

Please encourage our board to respond positively to this proposal:

**Special Shareholder Meetings –**
**Yes on 3**

---

Notes:
June Kreutzer and Cathy Snyder, ***FISMA & OMB Memorandum M-07-16*** sponsor this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

**Mardrus, Linda M.**

| | |
|---|---|
| **From:** | Larkins, Tom |
| **Sent:** | Wednesday, December 12, 2007 12:19 PM |
| **To:** | John Chevedden ***FISMA & OMB Memorandum M-07-16*** |
| **Subject:** | Request For Withdrawal of Proposal Regarding Special Shareholder Meetings |
| **Importance:** | High |
| **Attachments:** | Special Meetings 2007 (vF).doc; GLOBAL_LAW-#229143-v1-Chevedden_-_Amended_Certificate_of_Incorporation_&_Byl-laws.DOC |

VIA E:MAIL – PER PROPONENT'S REQUEST

Mr. Chevedden:

As you are aware, the Board of Directors of Honeywell International Inc. (the "Company") has approved amendments to Honeywell's Certificate of Incorporation and By-laws that would give holders of 25% or more of Honeywell's common stock the right to call special meetings of shareowners. The Board has directed the Company to seek approval of the amendment to the Certificate of Incorporation at the 2008 Annual Meeting. The amendment to the By-laws will become effective upon approval of the amendment to the Certificate of Incorporation. A copy of a press release regarding this action, together with the amended and restated text of the relevant sections of the Certificate of Incorporation and By-laws, is enclosed for your reference.

In light of the Board's action, we respectfully request that you withdraw the proposal entitled "Special Shareholder Meetings" submitted by June Kreutzer and Cathy Snyder (for which they have designated you as their proxy and/or designee to act on their behalf regarding this proposal) for inclusion in Honeywell's 2008 proxy statement.

Thank you for your cooperation in this matter. Please do not hesitate to call me if you have any questions or wish to discuss this matter further.

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
(973) 455-5208 (phone)
(973) 455-4413 (fax)

**Honeywell**

*News Release*

Contacts:

| **Media** | **Investor Relations** |
| --- | --- |
| Robert C. Ferris | Murray Grainger |
| (973) 455-3388 | (973) 455-2222 |
| rob.ferris@honeywell.com | murray.grainger@honeywell.com |


# HONEYWELL TO PROPOSE CHARTER AMENDMENT TO GIVE SHAREOWNERS RIGHT TO CALL SPECIAL MEETING

MORRIS TOWNSHIP, NJ, December 10, 2007 – Honeywell (NYSE:HON) today announced that its Board of Directors voted to submit a proposal to shareowners to amend the company's Certificate of Incorporation to give holders of 25 percent or more of Honeywell's common stock the right to call a special meeting of shareowners. Currently, only the CEO or a majority of the Board may call a special meeting of shareowners.

"Following a thorough review, the Board of Directors and its Corporate Governance and Responsibility Committee have determined that it is appropriate to recommend this change to the shareowners," said Honeywell Chairman and CEO Dave Cote.

This proposal will be considered at the 2008 Annual Meeting of Shareholders to be held April 28, 2008. A full description of each of these proposals will be contained in the company's proxy statement, which will be available in March 2008. The Board also approved related amendments to the By-laws, which would become effective upon shareowner approval of the proposal to amend the Certificate of Incorporation.

Honeywell International is a $34 billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; turbochargers; and specialty materials. Based in Morris Township, N.J., Honeywell's shares are traded on the New York, London and Chicago Stock Exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. For additional information, please visit www.honeywell.com.



###

The Board has approved resolutions calling for:

(i) Article EIGHTH of the Corporation's Restated Certificate of Incorporation to be amended and restated to read in its entirety as follows:

> "Except as otherwise required by law and subject to the rights of the holders of the Preferred Stock pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders may be called only by (i) the Chief Executive Officer, (ii) the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of Directors of the corporation (as determined in accordance with the By-laws), or (iii) the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws."

and directing that the amendment set forth above be considered at the next annual meeting of shareowners; and

(ii) Section 3 of Article II of the Corporation's By-laws to be amended and restated to read in its entirety as follows:

> "SECTION 3. **Special Meetings.** Special meetings of Stockholders, unless otherwise provided by law, may be called at any time by the Board pursuant to a resolution adopted by a majority of the then authorized number of directors (as determined in accordance with Section 2 of Article III of these By-laws), or by the Chief Executive Officer or by the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation. Any such call must specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for Stockholder action under applicable law. In addition, Stockholders holding sufficient shares to call a special meeting of Stockholders must also provide a brief description of the business desired to be brought before the meeting (including the complete text of any resolution and any amendment to any Corporation document intended to be presented at the meeting), the reasons for conducting such business at a special meeting of Stockholders, any other information which may be required pursuant to these By-laws or which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to the Stockholders calling the meeting and the beneficial owners on whose behalf the meeting is being called, (i) their name and address, as they appear on the Corporation's books, (ii) the class and number of shares of the Corporation which are owned beneficially or of record, and (iii) any material interest in the business to be brought before the meeting, and that the proposed amendment set forth above shall be effective if the proposed amendment to the Corporation's Restated Certificate or Incorporation set forth above is approved by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

Upon the written request of any person or persons who have called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting which shall be held at such date and time as the Secretary may fix, not less than 10 nor more than 60 days after the receipt of the request (provided that such request complies with all applicable provisions of these By-laws), and to give due notice thereof in accordance with the applicable provisions of these By-laws. Only matters as are stated in the notice of a special meeting of Stockholders shall be brought before and acted upon thereat."

and directing that the proposed amendment set forth above shall be effective upon approval of the proposed amendment to the Corporation's Restated Certificate of Incorporation set forth above by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

**Mardrus, Linda M.**

| | |
|---|---|
| **From:** | Larkins, Tom |
| **Sent:** | Monday, December 17, 2007 2:46 PM |
| **To:** | ***FISMA & OMB Memorandum M-07-16*** |
| **Subject:** | Re: Special Shareholder Meetings (HON) |

Mr. Chevedden --

When do you expect to make a decision on your willingness to withdraw this proposal? I'm not trying to rush you, but I need to know as the deadline for the Company to file no-action requests with the SEC is fast approaching

--------------------------

Sent from my BlackBerry Wireless Device

----- Original Message -----
From: ***FISMA & OMB Memorandum M-07-16***
To: Larkins, Tom
Sent: Wed Dec 12 21:56:58 2007
Subject: Special Shareholder Meetings (HON)

Mr. Larkins, Thank you for the text which initially looks encouraging. I am doing some more checking.
John Chevedden

**Mardrus, Linda M.**

**From:** Larkins, Tom
**Sent:** Tuesday, December 18, 2007 4:53 PM
**To:** Mardrus, Linda M.
**Subject:** Fw: Special Shareholder Meetings (HON)

Please print. Thanks.
-----***FISMA & OMB Memorandum M-07-16***
Sent from my BlackBerry Wireless Device

----- Original Message -----
From: ***FISMA & OMB Memorandum M-07-16***
To: Larkins, Tom
Sent: Tue Dec 18 11:29:07 2007
Subject: Special Shareholder Meetings (HON)

Mr. Thomas Larkins
Honeywell International (HON)

Mr. Larkins, Based on your email messages related to and including your December 12, 2008 message with two attachments on implementation of the topic of the Rule 14a-8 shareholder proposal, Special Shareholder Meetings by June Kreutzer and Cathy Snyder, this is to withdraw the 2008 rule 14a-8 proposal by June Kreutzer and Cathy Snyder. Key segments of the December 12, 2007 attachments are below.

Sincerely,
John Chevedden

cc:
June Kreutzer
Cathy Snyder

------ Forwarded Message
From: "Larkins, Tom" <Tom.Larkins@Honeywell.com>
Date: 12 Dec 2007
To: ***FISMA & OMB Memorandum M-07-16***
Conversation: Request For Withdrawal of Proposal Regarding Special Shareholder Meetings

HONEYWELL TO PROPOSE CHARTER AMENDMENT TO GIVE SHAREOWNERS RIGHT TO CALL SPECIAL MEETING

MORRIS TOWNSHIP, NJ, December 10, 2007 -- Honeywell (NYSE:HON) today announced that its Board of Directors voted to submit a proposal to shareowners to amend the company's Certificate of Incorporation to give holders of 25 percent or more of Honeywell's common stock the right to call a special meeting of shareowners. Currently, only the CEO or a majority of the Board may call a special meeting of shareowners.

"Following a thorough review, the Board of Directors and its Corporate Governance and Responsibility Committee have determined that it is appropriate to recommend this change to the shareowners," said Honeywell Chairman and CEO Dave Cote.

---

The Board has approved resolutions calling for:

(i) Article EIGHTH of the Corporation's Restated Certificate of Incorporation to be amended and restated to read in its entirety as follows:

"Except as otherwise required by law and subject to the rights of the holders of the Preferred Stock pursuant to the provisions of this Certificate of Incorporation, special meetings of stockholders may be called only by (i) the Chief Executive Officer, (ii) the Board of Directors pursuant to a resolution approved by a majority of the then authorized number of Directors of the corporation (as determined in accordance with the By-laws), or

(iii) the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws."

and directing that the amendment set forth above be considered at the next annual meeting of shareowners; and

(ii) Section 3 of Article II of the Corporation's By-laws to be amended and restated to read in its entirety as follows:

"SECTION 3. Special Meetings. Special meetings of Stockholders, unless otherwise provided by law, may be called at any time by the Board pursuant to a resolution adopted by a majority of the then authorized number of directors (as determined in accordance with Section 2 of Article III of these By-laws), or by the Chief Executive Officer or by the written request of the holders of not less than twenty-five percent of the outstanding shares of the Corporation's common stock, filed with the Secretary of the Corporation. Any such call must specify the matter or matters to be acted upon at such meeting, each of which must be a proper subject for Stockholder action under applicable law. In addition, Stockholders holding sufficient shares to call a special meeting of Stockholders must also provide a brief description of the business desired to be brought before the meeting (including the complete text of any resolution and any amendment to any Corporation document intended to be presented at the meeting), the reasons for conducting such business at a special meeting of Stockholders, any other information which may be required pursuant to these By-laws or which may be required to be disclosed under the Delaware General Corporation Law or included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, and, as to the Stockholders calling the meeting and the beneficial owners on whose behalf the meeting is being called, (i) their name and address, as they appear on the Corporation's books, (ii) the class and number of shares of the Corporation which are owned beneficially or of record, and (iii) any material interest in the business to be brought before the meeting, and that the proposed amendment set forth above shall be effective if the proposed amendment to the Corporation's Restated Certificate or Incorporation set forth above is approved by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

Upon the written request of any person or persons who have called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting which shall be held at such date and time as the Secretary may fix, not less than 10 nor more than 60 days after the receipt of the request (provided that such request complies with all applicable provisions of these By-laws), and to give due notice thereof in accordance with the applicable provisions of these By-laws. Only matters as are stated in the notice of a special meeting of Stockholders shall be brought before and acted upon thereat."

and directing that the proposed amendment set forth above shall be effective upon approval of the proposed amendment to the Corporation's Restated Certificate of Incorporation set forth above by the shareowners and shall be reflected in the Corporation's By-laws as of such date.

**Honeywell**

**Thomas F. Larkins**
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com



January 23, 2009

VIA EMAIL AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

shareholderproposals@sec.gov

Re: Honeywell International Inc.: Supplemental Submission relating to a Shareowner Proposal Submitted by Mmes. June Kreutzer and Cathy Snyder

Ladies and Gentlemen:

On behalf of Honeywell International Inc., a Delaware corporation (the "Company" or "Honeywell"), we are filing this letter by email to supplement the no-action request that we submitted on behalf of the Company on December 18, 2008 (our "December 18 Letter") relating to the shareowner proposal and supporting statement (the "Proposal") submitted to the Company by Mmes. June Kreutzer and Cathy Snyder, and represented by Mr. John Chevedden (the "Proponents"). Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are also filing six hard copies of this letter. The purpose of this supplemental submission is to respond to the Proponents' letters to the staff of the Division of Corporation Finance (the "Staff") dated December 22, 2008 (the "Proponents' First Response") and January 14, 2009 (the "Proponents' Second Response" and together with the Proponents' First Response, the "Proponents' Responses"). The Company received the Proponents' First Response on December 22, 2008 and the Proponents' Second Response on January 15, 2009, both of which are attached hereto, with related shareowner correspondence, as Exhibit A. We are sending a copy of this letter by email and overnight courier to Mr. Chevedden.

While we continue to believe that our December 18 Letter provides in and of itself an ample basis for exclusion of the Proposal from the Company's 2009 proxy materials, the Proponents' Responses raised two points that we feel merit a response.

First, the Proponents' Second Response erroneously states that the Company "fail[ed] to provide any no action precedents for proposals being judged substantially implemented by no new company action." The Company specifically cited Borders Group, Inc. (Mar. 11, 2008), in which the Staff permitted the exclusion of a special meeting proposal when the proponent had previously submitted a similar special meeting proposal, the substance of which was approved by shareowners and favorably acted upon by management. As we stated in our December 18 Letter:

> [I]n Borders Group, Inc. (Mar. 11, 2008), the proposal submitted by Mr. William Steiner sought "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." The Staff concurred that the proposal was excludable in light of the company's earlier adoption of a bylaw permitting holders of at least 25% of its common stock to call a special meeting, which bylaw was consistent with, and adopted after, a similar proposal submitted the previous year by Mr. Steiner and supported by a majority of votes cast at the annual meeting.

In our December 18 Letter, we set forth facts and circumstances virtually identical to those in Borders Group. In 2006, the Proponents submitted a proposal requesting that holders of at least 10 to 25% of the outstanding common stock be permitted to call a special meeting (the "2006 Proposal"). The 2006 Proposal was submitted to shareowners and passed by majority vote at the Company's 2007 annual meeting. The Company subsequently determined to put forth its own proposal with a 25% ownership threshold at the 2008 annual meeting (the "Management Proposal"). In the interim, the Proponents submitted a proposal on this topic with "no [threshold] restriction" (the "2007 Proposal"). Upon being informed of the Management Proposal with the 25% ownership threshold, the Proponents agreed to withdraw the 2007 Proposal. The Management Proposal was approved at the Company's 2008 annual meeting, and the Company's governing documents were amended accordingly. Consequently, the essential objective of the 2006 Proposal, the 2007 Proposal and the Management Proposal – providing a meaningful opportunity for shareowners to call a special meeting – has been substantially implemented. Indeed, Mr. Chevedden's December 18, 2007 email confirming withdrawal of the 2007 Proposal stated that the withdrawal was "based on *implementation* [emphasis added] of the topic of the Rule 14a-8 shareholder proposal" as described in the Management Proposal; see Exhibit C to our December 18 Letter. The Proposal is therefore excludable under Borders Group.

The Company also notes the argument in the Proponents' Responses that "[d]ue to the dispersed ownership of the [C]ompany . . ., the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called." Although the Proponents' Responses claim this dispersion argument was not previously introduced in Borders Group or 3M Co. (Feb. 27, 2008), the Proponents themselves could have previously raised this issue, yet failed to do so. Indeed, the dispersion of ownership of Honeywell common stock has remained substantially identical from 2006 when the Proponents submitted the 2006 Proposal with its "10% to 25%" ownership threshold (1,041 institutional investors) through 2008 when the Proponents submitted the Proposal with its 10% ownership threshold (1,098 institutional investors). The Proponents do not explain why, at the time of withdrawal of the 2007 Proposal, they did not view the Company's ownership structure as an impediment to achieving the essential objective of that proposal, but now believe it to be so. Furthermore, the dispersed ownership argument has less relevance at companies such as Honeywell with a significant concentration of institutional ownership (over 70% in the case of Honeywell, with

25% being held by fewer than 10 investors) than at companies with a significant retail shareowner base that could require the coordinated effort of an extremely large number of individual investors. Consequently, it is the Company's position that the underlying concerns of the Proposal – providing shareowners with a meaningful opportunity to call a special meeting – have been considered and approved by the shareowners and substantially implemented by the Company.

* * *

For the foregoing reasons, the Company reiterates its request that the Staff confirm it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal. We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 proxy materials. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

**Exhibit A**

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Honeywell International (HON)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**June Kreutzer**
**Cathy Snyder**

Ladies and Gentlemen:

This is the first response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in Borders Group, Inc. (March 11, 2008) and 3M Co., (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal -- since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 14, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds further to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give ***holders of 10%*** of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap*.

*The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.*

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in *Borders Group, Inc.* (March 11, 2008) and *3M Co.*, (Feb. 27, 2008).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Honeywell International (HON)**
**Rule 14a-8 Proposal of June Kreutzer and Cathy Snyder**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds further to the company December 18, 2008 no action request and January 23, 2009 supplement regarding this rule 14a-8 proposal with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give ***holders of 10%*** of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has implemented this proposal by simply not taking any action whatsoever related to the proposal since this 2009 rule 14a-8 proposal was submitted. *Again* the company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especially in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap. On January 23, 2009 the company failed to note that the proposal in Borders Group, Inc. (March 11, 2008) did not specify 10% or any percent.*

*The company takes the incongruous position that if a proponent makes a compromise agreement on a corporate governance topic, that the proponent is bound for an indefinite period from any attempt to improve the corporate governance on that topic. Under the company concept of corporate governance the proponent is allowed to make one compromised step forward and then must stop indefinitely.*

*The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.*

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (843 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. The company has provided no evidence from any expert that would contradict this.

*The company did not dispute that* for many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. And the company has not provided one example of 25% of shareholders of a company, with a dispersed ownership of 843 institutions, ever calling a special meeting.

The dispersed ownership issue was not introduced in *Borders Group, Inc.* (March 11, 2008) and *3M Co.*, (Feb. 27, 2008). *Now the company implies that the dispersed ownership issue should be assumed to have been considered in <u>Borders Group</u> and <u>3M Co</u>. because "the proponents themselves could have previously raised this issue ..."*

*The company refers to the institutional holders of the company, but fails to address whether its institutional holders could be the least likely candidates to call for a special meeting – at least to reach a 25% threshold. The company fails to cite one example of a company with the same level of "institutional" shareholders succeeding in obtaining 25% to call a special meeting.*

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
June Kreutzer
Cathy Snyder

Thomas Larkins <Tom.Larkins@Honeywell.com>